JPMORGAN TRUST I

270 PARK AVENUE

NEW YORK, NEW YORK 10017

VIA EDGAR

October 22, 2014

Stephanie Hui

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	JPMorgan Trust I (the “Trust”); File Nos. 333-103022; 811-21295 – Post-Effective Amendment No. 356

Dear Ms. Hui:

This letter is in response to the comments you provided to me with respect to the Registration Statement for the JPMorgan SmartRetirement® Funds and JPMorgan SmartRetirement® Blend Funds (collectively, the “Funds”) on October 14, 2014. The Trust’s responses to your comments are set forth below. We will incorporate the changes referenced below into the Trust’s Registration Statement in a filing made pursuant to Rule 485(b) of the Securities Act of 1933, which will become automatically effective on November 1, 2014 pursuant to the Rule.

Main Investment Strategies

1.	Comment: The main investment strategy section in the Risk/Return Summaries for the JPMorgan SmartRetirement Income Fund and JPMorgan SmartRetirement Blend Income Fund provides that “as a result of short to intermediate tactical allocations, the Fund may deviate from the strategic target allocations at any time. . .” Please disclose what is meant by “short to intermediate term tactical allocations” and under what circumstances, the Fund would deviate from the strategic target allocations.

Response: The following disclosure will be added to the More About the Funds section:

For example, the Adviser may over-weight or under-weight a strategic target allocation to take advantage of a particular investment opportunity it believes is present in the shorter-term based on, among other things, its current market outlook or specific market events, and the Adviser will review regularly its tactical allocations to determine whether to maintain such positions.

2.	Comment: The Risk/Return Summaries for the JPMorgan SmartRetirement Income Fund and JPMorgan SmartRetirement Blend Income Fund indicate that the Fund may use futures contracts and exchange traded futures. Please disclose if there other types of derivatives that the Funds may use.

Response: The current disclosure specifies the types of derivatives that the JPMorgan SmartRetirement Funds and JPMorgan SmartRetirement Blend Funds intend to utilize as part of their principal strategy (e.g., futures contracts including exchange traded futures) as of the effective date of the prospectuses.

3.	Comment: The Risk/Return Summaries for the JPMorgan SmartRetirement Blend Funds provide that the adviser generally uses index funds for asset classes that are widely regarded as operating in efficient markets. Please disclose what is meant by “efficient markets.”

Response: The following disclosure will be added to the “More About the Funds” section of the statutory prospectus.

“An efficient market is a market in which the prices of the securities of a particular asset class reflect available information at any point in time.”

Main Investment Risks

4.	Comment: The “Income Securities Risk” section provides, in part, as follows:

“Securities with greater interest rate sensitivity and longer maturities tend to produce higher yields, but are subject to greater fluctuations in value. . .(emphasis added)”

Please revise the disclosure to remove the reference to producing higher yield as that is a potential benefit rather than a risk.

Response: The disclosure will be revised to read as follows:

“Securities with greater interest rate sensitivity and longer maturities are subject to greater fluctuations in value.”

5.	Comment: The Risk/Return Summaries include “Foreign Securities and Emerging Markets Risk.” Please disclose how the Funds determine whether a security is an emerging markets security.

Response: The Funds’ exposure to emerging market securities is through its investments in other J.P. Morgan Funds and, with respect to the JPMorgan SmartRetirement Blend Funds, exchange traded funds that in turn invest in emerging markets (collectively, the “Underlying Funds”). The Underlying Funds may have different parameters as to what is included in emerging markets securities. As a result, we do not believe that it is meaningful to investors to specify a definition of emerging markets securities in the Funds’ prospectus as such determination is made at the Underlying Funds’ level.

In connection with your review of Post-Effective Amendment No. 356 filed by the Trust on August 28, 2014, the undersigned hereby acknowledges on behalf of the Trust that: (1) the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the filings; (2) comments of the staff of the Securities and Exchange Commission (“Staff”), if any, or changes to disclosure in Response to Staff comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing made; and (3) the Trust may not assert Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (614) 901-1410.

Sincerely,

/s/ Jessica K. Ditullio

Jessica K. Ditullio

Assistant Secretary

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